Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748
STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 7 DATED JULY 13, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 1, dated April 24, 2012, Supplement No. 2, dated May 3, 2012, Supplement No. 3, dated May 10, 2012, Supplement No. 4, dated May 14, 2012, Supplement No. 5, dated May 31, 2012 and Supplement No. 6, dated July 6, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 7 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:
• the status of our public offering; and
• our board of directors' determination of an estimated net asset value per share of our common stock.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of July 6, 2012, we had accepted investors' subscriptions for and issued 9,757,528 shares of our common stock in our public offering, including 182,903 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $97,031,212. As of July 6, 2012, we had raised approximately $102,787,511 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Board of Directors' Determination of an Estimated Net Asset Value Per Share
On July 12, 2012, our board of directors determined an estimated net asset value per share of our common stock of $10.24 as of March 31, 2012. In determining an estimated net asset value per share of our common stock, our board of directors relied upon information provided in a report, which we refer to as the "valuation report," by our advisor, Steadfast Income Advisor, LLC, and its experience with, and knowledge about, the real estate portfolio of 11 multifamily properties that we owned as of March 31, 2012. As a result of the determination of our estimated net asset value per share as of March 31, 2012, effective September 10, 2012, the offering price of our shares of common stock in our ongoing public offering will increase from the current price of $10.00 per share to $10.24 per share. Effective September 10, 2012, redemptions under our share repurchase plan will be redeemed at a price at, or at a discount to, the new offering price of $10.24. Additionally, beginning September 10, 2012, participants in our distribution reinvestment plan will have cash distributions reinvested in shares of our common stock at a price of $9.73 per share, or 95% of the new offering price.
Effective September 10, 2012, our board of directors increased the amount of distributions paid on each share of our common stock from $0.001917 per share per day to $0.001964 per share per day, which, if paid each day over a 365-day period, is equivalent to a 7.0% annualized distribution rate based on the new offering price of $10.24 per share.
We are providing the estimated net asset value per share to assist broker-dealers and stockholders in their evaluation of us. The objective of our board of directors in determining the estimated net asset value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor. The estimated net asset value per share is based on (x) the estimated value of our assets less the estimated value of our liabilities divided by (y) the number of outstanding shares of our common stock, all as of March 31, 2012. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future. As previously disclosed, we will determine an estimated net asset value per share every six months beginning six months from the end of our offering stage. However, our board of directors may determine to update our estimated net asset value per share more frequently in its sole discretion.
Our board of directors engaged Duff & Phelps, LLC, or Duff & Phelps, to review the assumptions and methodologies applied by our advisor in accordance with a set of limited procedures. Duff & Phelps reviewed our advisor's real estate valuations and the methodologies and assumptions used in determining our advisor's valuation conclusions (including discount rates, estimated cash flows and capitalization rates), and shared with our board of directors its views regarding the reasonableness of such methodologies and valuation conclusions. Nothing in the Duff & Phelps report caused our board of directors to question the reasonableness of our advisor's valuation of our real estate investments. After considering all information provided in light of our board of directors' extensive knowledge of our assets, our board of directors determined that our estimated net asset value per share was $10.24 as of March 31, 2012.

Duff & Phelps has extensive experience in conducting appraisals on multifamily properties and certain of its personnel, including those who reviewed the methodologies and assumptions applied by the advisor, have a Member of Appraisal Institute (MAI) designation. Duff & Phelps does not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our directors or officers are a party. We believe there are no material conflicts of interest between Duff & Phelps and us, our advisor and our directors or officers.
Methodology
The following is a summary of the valuation methodologies used for our assets and liabilities:
Real Estate Investments. Our board of directors determined that the market value of the fee interests in our portfolio of 11 multifamily properties as of March 31, 2012 was $156.8 million. The acquisition cost basis for the same properties was approximately $135.5 million.
In determining the value of our property portfolio, our board of directors considered the value of the 11 properties we owned at March 31, 2012, based upon future streams of cash flows expected by each property, discounted at an appropriate rate to convert the streams of cash flows into a present value (the discounted cash flow analysis), as determined by our advisor in the valuation report. In preparing the valuation report, our advisor also reviewed certain information, including, without limitation, recent appraisals of each of our real estate investments as prepared by independent third-party appraisers, comparable sales transactions, rent rolls, the costs of operating the properties and assumptions related to capital expenditures and market rental rates for the properties.
Notes Payable. The valuation report prepared by our advisor contained an estimated valuation of our notes payable. The estimated value of our notes payable was equal to fair value as of March 31, 2012 as determined by United States generally accepted accounting principles, or GAAP. Our estimated cash flows were based on the remaining loan terms and on our advisor's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and the collateral securing the loan. Our board of directors determined that the value of the notes payable at March 31, 2012 was $93.9 million. The outstanding balance of our notes payable at March 31, 2012 was $92.9 million.
Other Assets and Liabilities. The valuation report prepared by our advisor contained our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and other liabilities. These other assets and liabilities were considered by our board of directors to be equal to fair value due to their short maturities.
Net Asset Value
The estimated net asset value per share was based upon 7,100,911 shares of our common stock outstanding as of March 31, 2012. The estimated net asset value per share does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.
The following table presents how the estimated net asset value per share was determined as of March 31, 2012 (dollars in thousands, except per share amount):

Real estate investments	$156,820
Cash and restricted cash	11,100
Other assets	4,717

$172,637

Other liabilities	6,007
Notes payable	93,892

$99,899

Estimated net asset value	$72,738

Common stock outstanding	7,101

Estimated net asset value per share	$10.24

 Allocation of Estimated Value
As of March 31, 2012, our estimated net asset value per share was calculated as follows:

Real estate investments	$22.08(1)
Notes payable	$(13.22)
Other assets and liabilities	$1.38
Estimated net asset value per share	$10.24

(1)	The following are the key assumptions (shown on a weighted average basis) that were used in the discounted cash flow models to estimate the value of our real estate investments:

Exit capitalization rate	6.86%
Discount rate	9.15%
Annual market rent growth rate (a)	3.10%
Annual market expense growth rate (b)	3.00%
Holding period	10 years

(a)	Rate reflects estimated compounded annual growth rate (CAGR) for market rents over the second and third year of the discounted cash flow analysis.

(b)	Rate reflects estimated CAGR for market operating expenses over the duration of the discounted cash flow analysis.
While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the value of our real estate investments of 1.74%, while a decrease in the average discount rate of 25 basis points would yield an increase in the value of our real estate investments of 1.79%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the value of our real estate investments of 3.58%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the value of our real estate investments of 3.85%.
Limitations of the Estimated Net Asset Value per Share
Financial Industry Regulatory Authority, Inc., or FINRA, rules provide no guidance on the methodology an issuer must use to determine its estimated net asset value per share. As with any valuation methodology, the methodologies used to determine the estimated net asset value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated net asset value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated net asset value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated net asset value per share if such stockholder attempts to sell his or her shares;

•
a stockholder would ultimately realize distributions per share equal to the estimated net asset value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated net asset value per share on a national securities exchange;

•	a third party would offer the estimated net asset value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•
the methodologies used to determine the estimated net asset value per share would be acceptable to FINRA or under the Employee Retirement Income Security Act with respect to their respective requirements.

 Further, the estimated net asset value per share was calculated as of a moment in time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate investments since March 31, 2012), developments related to individual assets and changes in the real estate and capital markets.